Exhibit (d)(10)(ii)

AMENDED SCHEDULE A

As compensation for the services provided by Marsico Capital Management, LLC ("Marsico") to the portfolio advised or sub-advised by Marsico under this Agreement (the "Portfolio"), Prudential Investments LLC ("Prudential") and American Skandia Investment Services, Inc. ("ASISI"), jointly and severally, as applicable, will pay Marsico a monthly fee that is calculated based on the terms specified below. Capitalized terms used in this Amended Schedule A and not otherwise defined shall have the meanings given to them in this Amended Schedule A.

Advisory Fee

All asset totals shall be accrued daily and payments with respect to this Agreement shall be made monthly:

In the event Aggregate Assets are less than or equal to $1.5 billion, the fee shall equal 0.40% on an annualized basis of Portfolio Assets.

In the event Aggregate Assets are greater than $1.5 billion, the fee shall be computed in accordance with the formula set forth below.

[0.40% on an annualized basis x ($1,500,000,000 x Portfolio Asset Percentage)]

+ [0.35% on an annualized basis x (Aggregate Assets - $1,500,000,000) x Portfolio Asset Percentage]

Certain Defined Terms

Aggregate Assets means the aggregate average daily net assets of all Sub-Advised Accounts.

Portfolio Assets means the average daily net assets of the Portfolio or the portion of the Portfolio that is advised or sub-advised by Marsico, as applicable, under this Agreement.

Sub-Advised Accounts means the following accounts advised or sub-advised by Marsico for Prudential and ASISI, as applicable: (i ) the AST Marsico Capital Growth Portfolio of the American Skandia Trust and the Strategic Partners Capital Growth Fund of the Strategic Partners Mutual Funds, Inc. (Marsico Account Nos. 3000 and 3100), (ii) the portion of the Strategic Partners Conservative

Allocation Fund of the Strategic Partners Asset Allocation Funds that is sub-advised by Marsico (Marsico Account No. 3110), (iii) the portion of the Strategic Partners Moderate Allocation Fund of the Strategic Partners Asset Allocation Funds that is sub-advised by Marsico (Marsico Account No. 3120), (iv) the portion of the Strategic Partners Growth Allocation Fund of the Strategic Partners Asset Allocation Funds that is sub-advised by Marsico (Marsico Account No. 3130), (v) the portion of the Large Capitalization Growth Portfolio of the Target Portfolio Trust that is sub-advised by Marsico (Marsico Account No. 3010), (vi) the portion of the Global Portfolio of The Prudential Series Fund that is sub-advised by Marsico (Marsico Account No. 3140), (vii) the portion of the AST

Advanced Strategies Portfolio of the American Skandia Trust that is sub-advised by Marsico (Marsico Account No. 3020) and (viii) other future large cap growth accounts under which Marsico provides substantially similar advisory or sub-advisory services and which Marsico, Prudential, and ASISI, as applicable, mutually agree in writing, may be included in determining the level of average daily net assets for purposes of this Agreement.

Portfolio Asset Percentage means Portfolio Assets divided by Aggregate Assets (i.e., Portfolio Assets/Aggregate Assets).

Dated as of January I, 2006.